Exhibit 2

2019 FIRST QUARTER RESULTS â–ª Stock Listing Information Philippine Stock Exchange Ticker: CHP â–ª Investor Relations + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	6,237	5,891	6%	6,237	5,891	6%
Gross profit	2,297	2,450	(6%)	2,297	2,450	(6%)
as % of net sales	37%	42%	(5pp)	37%	42%	(5pp)
Operating earnings before other expenses, net	609	577	6%	609	577	6%
as % of net sales	10%	10%	0pp	10%	10%	0pp
Controlling Interest Net Income (Loss)	172	73	137%	172	73	137%
Operating EBITDA	1,074	1,000	7%	1,074	1,000	7%
as % of net sales	17%	17%	0pp	17%	17%	0pp
Free cash flow after maintenance capital expenditures	826	836	(1%)	826	836	(1%)
Free cash flow	761	721	6%	761	721	6%
Net debt[1]	15,146	13,476	12%	15,146	13,476	12%
Total debt[1]	19,031	15,327	24%	19,031	15,327	24%
Earnings per share[2]	0.03	0.01	137%	0.03	0.01	137%

In millions of Philippine Pesos, except percentages and earnings per share

[1] U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.

[2] In Philippine Pesos

Net sales increased by 6% year-over-year during the quarter due to higher prices, a result of price adjustments implemented during 2018.

Cost of sales was at 63% of sales during the quarter versus 58% in the same period of 2018. The increase was mainly due to scheduled kiln maintenance in Solid Cement plant, and cement imports and outsourced clinker carried over resulting from the Naga landslide incident.

Fuel costs accounted for 18% of cost of sales, a decrease of 8 pp year-over-year due to use of hedged coal inventory and Solid kiln maintenance.

Power costs accounted for 18% of cost of sales, a decrease of 4 pp year-over-year resulting from more competitive contracted power rates and lower power consumption.

Operating expenses, as a percentage of sales, during the quarter decreased by 5 pp compared to the same period in 2018.

Distribution expenses, as a percentage of sales, decreased by 4 pp year-over-year mainly due to supply-chain-optimization initiatives, and higher sales from cement imports carried over resulting from the Naga landslide incident.

Selling and administrative expenses, as a percentage of sales, decreased by 1 pp year-over-year.

Operating EBITDA during the quarter increased by 7% year-over-year due to savings in distribution expenses, while increased cost of sales were mitigated by higher year-over-year prices.

Operating EBITDA margin during the quarter was flat year-over-year at 17%.

Controlling interest net income for the quarter was 137% higher year-over-year at PHP 172 million mainly due to lower foreign-exchange losses and higher operating earnings.

Total debt at the end of March 2019 stood at PHP 19,031 million, of which PHP 13,232 million pertained to long-term debt owed to BDO Unibank, Inc.

2019 First Quarter Results Page 2

Operating Results

Domestic Gray Cement	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
Volume	(1%)	(1%)	9%
Price in PHP	7%	7%	4%

Our domestic cement volumes decreased by 1% year-over-year during the quarter as sales volumes were still recovering at the start of the year from the impact of the September 2018 landslide in Naga City, Cebu, near our APO plant. Sales volumes, however, increased throughout the quarter, reaching an all-time high in monthly sales volume during March. Industry growth was driven by a strong residential sector and sustained public infrastructure spending.

Our domestic cement prices were 4% higher sequentially during the quarter, reflecting a consolidation of price adjustments implemented in December 2018 due to the impact of the landslide. Product mix effect also positively affected weighted-average prices, as well as a low base of comparison from the first two months of 4Q18.

Our domestic cement prices were 7% higher year-over-year, a result of price adjustments implemented during 2018.

2019 First Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**609**	**577**	**6%**	**609**	**577**	**6%**
+ Depreciation and operating amortization	465	423		465	423	
Operating EBITDA	**1,074**	**1,000**	**7%**	**1,074**	**1,000**	**7%**
- Net financial expenses	334	228		334	228	
- Maintenance capital expenditures	90	80		90	80	
- Change in working capital	(263)	(245)		(263)	(245)	
- Income taxes paid	92	104		92	104	
- Other cash items (net)	(6)	(2)		(6)	(2)	
Free cash flow after maintenance capital expenditures	**826**	**836**	**(1%)**	**826**	**836**	**(1%)**
- Strategic capital expenditures	65	114		65	114	
Free cash flow	**761**	**721**	**6%**	**761**	**721**	**6%**

In millions of Philippine Pesos

Debt Information

	First Quarter			Fourth Quarter
	2019	2018	% var	2018
Total debt[1]	**19,031**	**15,327**	**24%**	**17,377**
Short term	6%	3%		7%
Long term	94%	97%		93%
Cash and cash equivalents	3,885	1,851	110%	1,814
Net debt	**15,146**	**13,476**	**12%**	**15,563**

	First Quarter	
	2019	2018
Currency denomination		
U.S. dollar	25%	2%
Philippine peso	75%	98%
Interest rate		
Fixed	35%	43%
Variable	65%	57%

In millions of Philippine Pesos, except percentages

[1] U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 8 for more detail.

2019 First Quarter Results

Page 4

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - March			First Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	6,237,427	5,891,259	6%	6,237,427	5,891,259	6%
Cost of sales	(3,940,101)	(3,441,491)	(14%)	(3,940,101)	(3,441,491)	(14%)
Gross profit	**2,297,326**	**2,449,768**	**(6%)**	**2,297,326**	**2,449,768**	**(6%)**
Selling and Administrative expenses	(735,596)	(744,981)	1%	(735,596)	(744,981)	1%
Distribution expenses	(952,950)	(1,128,106)	16%	(952,950)	(1,128,106)	16%
Operating earnings before other expenses, net	**608,780**	**576,681**	**6%**	**608,780**	**576,681**	**6%**
Other income (expenses), net	6,391	2,276	181%	6,391	2,276	181%
Operating earnings (loss)	**615,171**	**578,957**	**6%**	**615,171**	**578,957**	**6%**
Financial expenses, net	(334,245)	(227,656)	(47%)	(334,245)	(227,656)	(47%)
Foreign exchange gain (loss), net	(17,276)	(287,440)	94%	(17,276)	(287,440)	94%
Net income (loss) before income taxes	**263,650**	**63,861**	**313%**	**263,650**	**63,861**	**313%**
Income tax benefit (expenses)	(91,416)	8,704	N/A	(91,416)	8,704	N/A
Consolidated net income (loss)	**172,234**	**72,565**	**137%**	**172,234**	**72,565**	**137%**
Non-controlling interest net income (loss)	7	10	(30%)	7	10	(30%)
Controlling Interest net income (loss)	**172,241**	**72,575**	**137%**	**172,241**	**72,575**	**137%**
Operating EBITDA	**1,074,185**	**999,652**	**7%**	**1,074,185**	**999,652**	**7%**
Earnings per share	**0.03**	**0.01**	**137%**	**0.03**	**0.01**	**137%**

	as of March 31			as of December 31	
BALANCE SHEET	2019	2018	% Var	2018	% Var
Total Assets	**58,774,813**	**54,205,810**	**8%**	**56,938,048**	**3%**
Cash and Temporary Investments	3,885,268	1,850,878	110%	1,813,665	114%
Derivative Asset	17,020	0		12,875	32%
Trade Accounts Receivables	1,082,287	986,253	10%	708,906	53%
Other Receivables	90,122	357,001	(75%)	103,396	(13%)
Insurance Claims and Premium Receivables	638,466	0		949,983	(33%)
Inventories	3,447,227	2,692,510	28%	3,488,178	(1%)
Assets Held for Sale	0	111,348		0	
Other Current Assets	1,551,920	1,606,962	(3%)	1,677,671	(7%)
Current Assets	10,712,310	7,604,952	41%	8,754,674	22%
Fixed Assets	16,370,518	16,810,467	(3%)	16,659,868	(2%)
Investments in an Associate and Other Investments	14,097	15,407	(9%)	14,097	0%
Other Assets and Noncurrent Accounts Receivables	974,819	724,870	34%	818,247	19%
Advances to Contractors	2,069,601	0		2,069,601	0%
Deferred Income Taxes - net	773,774	1,190,420	(35%)	761,867	2%
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	31,691,985	29,790,391	6%	31,523,506	1%
Total Liabilities	**29,822,627**	**24,581,020**	**21%**	**28,168,255**	**6%**
Current Liabilities	10,205,938	7,750,461	32%	10,097,855	1%
Long-Term Liabilities	17,657,643	14,681,204	20%	16,009,642	10%
Deferred Tax Liability	136,383	56,279	142%	153,602	(11%)
Other Liabilities	1,822,663	2,093,076	(13%)	1,907,156	(4%)
Consolidated Stockholders' Equity	**28,952,186**	**29,624,790**	**(2%)**	**28,769,793**	**1%**
Non-controlling Interest	186	212	(12%)	193	(4%)
Stockholders' Equity Attributable to Controlling Interest	28,952,000	29,624,578	(2%)	28,769,600	1%

2019 First Quarter Results Page 5

Financial Results

CEMEX | HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - March			First Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	119,705	113,618	5%	119,705	113,618	5%
Cost of sales	(75,616)	(66,372)	(14%)	(75,616)	(66,372)	(14%)
Gross profit	**44,089**	**47,246**	**(7%)**	**44,089**	**47,246**	**(7%)**
Selling and Administrative expenses	(14,117)	(14,369)	2%	(14,117)	(14,369)	2%
Distribution expenses	(18,288)	(21,756)	16%	(18,288)	(21,756)	16%
Operating earnings before other expenses, net	**11,684**	**11,121**	**5%**	**11,684**	**11,121**	**5%**
Other income (expenses), net	123	44	180%	123	44	180%
Operating earnings (loss)	**11,807**	**11,165**	**6%**	**11,807**	**11,165**	**6%**
Financial expenses, net	(6,415)	(4,391)	(46%)	(6,415)	(4,391)	(46%)
Foreign exchange gain (loss), net	(332)	(5,544)	94%	(332)	(5,544)	94%
Net income (loss) before income taxes	**5,060**	**1,230**	**311%**	**5,060**	**1,230**	**311%**
Income tax benefit (expenses)	(1,754)	168	N/A	(1,754)	168	N/A
Consolidated net income (loss)	**3,306**	**1,398**	**136%**	**3,306**	**1,398**	**136%**
Non-controlling interest net income (loss)	0	0		0	0	
Controlling Interest net income (loss)	**3,306**	**1,398**	**136%**	**3,306**	**1,398**	**136%**
Operating EBITDA	**20,615**	**19,279**	**7%**	**20,615**	**19,279**	**7%**

	as of March 31			as of December 31	
BALANCE SHEET	2019	2018	% Var	2018	% Var
Total Assets	**1,119,520**	**1,039,222**	**8%**	**1,082,884**	**3%**
Cash and Temporary Investments	74,005	35,485	109%	34,493	115%
Derivative Asset	324	0		245	32%
Trade Accounts Receivables	20,615	18,908	9%	13,482	53%
Other Receivables	1,717	6,844	(75%)	1,966	(13%)
Insurance Claims and Premium Receivables	12,161	0		18,067	(33%)
Inventories	65,661	51,620	27%	66,340	(1%)
Assets Held for Sale	0	2,135		0	
Other Current Assets	29,560	30,808	(4%)	31,907	(7%)
Current Assets	204,044	145,800	40%	166,502	23%
Fixed Assets	311,819	322,287	(3%)	316,848	(2%)
Investments in an Associate and Other Investments	269	295	(9%)	268	0%
Other Assets and Noncurrent Accounts Receivables	18,568	13,897	34%	15,562	19%
Advances to Contractors	39,421	0		39,361	0%
Deferred Income Taxes - net	14,739	22,822	(35%)	14,490	2%
Goodwill	530,661	534,120	(1%)	529,853	0%
Other Assets	603,657	571,135	6%	599,534	1%
Total Liabilities	**568,050**	**471,262**	**21%**	**535,722**	**6%**
Current Liabilities	194,399	148,590	31%	192,047	1%
Long-Term Liabilities	336,336	281,465	19%	304,482	10%
Deferred Tax Liability	2,598	1,079	141%	2,921	(11%)
Other Liabilities	34,717	40,128	(13%)	36,272	(4%)
Consolidated Stockholders' Equity	**551,470**	**567,960**	**(3%)**	**547,162**	**1%**
Non-controlling Interest	4	4	(13%)	4	(3%)
Stockholders' Equity Attributable to Controlling Interest	551,467	567,956	(3%)	547,159	1%

2019 First Quarter Results Page 6

Other Information

CEMEX Holdings Philippines

Newly issued PFRS effective in 2019

PFRS 16, Leases ("PFRS 16")

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows:

(Thousands of Philippine Pesos)	**As of January 1, 2018**
Assets for the right-of-use	1,035,445
Deferred tax assets – net	32,756
Lease liabilities	1,144,631
Retained earnings [1]	(76,430)

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Holdings Philippines, Inc. and Subsidiaries modified the previously reported income statement for the three-month period ended March 31, 2018 to give effect to the retrospective adoption of PFRS 16, as follows:

SELECTED INFORMATION INCOME STATEMENT	As originally reported		As modified	
(Thousands of Philippine Pesos)	Jan-Mar	First Quarter	Jan-Mar	First Quarter
Revenues	5,891,259	5,891,259	5,891,259	5,891,259
Cost of sales	(3,445,425)	(3,445,425)	(3,441,490)	(3,441,490)
Operating expenses	(1,889,136)	(1,889,136)	(1,873,087)	(1,873,087)
Other expenses, net	2,276	2,276	2,276	2,276
Financial (income) expense and others, net	(455,528)	(455,528)	(515,096)	(515,096)
Earnings before income tax	103,446	103,446	63,862	63,862
Income tax	(3,164)	(3,164)	8,704	8,704
Earnings from continuing operations	100,282	100,282	72,566	72,566

As of March 31, 2019 and December 31, 2018, assets for the right-of-use amounted to PHP 937.2 million and PHP 1,042.5 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 1,080.6 million as of March 31, 2019 and PHP 1,188.8 million as of December 31, 2018 and were included within "Debt and other financial liabilities."

2019 First Quarter Results Page 7

Definitions of Terms and Disclosures

CEMEX Holdings Philippines

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2019 and 2018 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of March 31, 2019 has been converted at the end of period exchange rate of 52.50 Philippine pesos per US dollar while the consolidated income statement for the three-month period ended March 31, 2019 has been converted at the January to March 2019 average exchange rate of 52.11 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - March		First Quarter		January - March	
	2019 average	2018 average	2019 average	2018 average	2019 End of period	2018 End of period
Philippine peso	52.11	51.85	52.11	51.85	52.50	52.16

Amounts provided in units of local currency per US dollar

2019 First Quarter Results Page 8